John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

August 25, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

RE:	Calithera Biosciences, Inc. Draft Registration Statement on Form S-1 Submitted July 25, 2014 CIK No. 0001496671

Ladies and Gentlemen:

On behalf of Calithera Biosciences, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 20, 2014 with respect to the Company’s Registration Statement on Form S-1, confidentially submitted on July 25, 2014. The Company is concurrently filing a revised Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at

http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

The Company respectfully acknowledges the Staff’s comment and notes that it has publicly filed the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Two

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy

(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

The Company respectfully acknowledges the Staff’s comment.

3.	Please be advised that we may have additional comments when items that are currently blank are completed.

The Company respectfully acknowledges the Staff’s comment.

4.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

The Company respectfully acknowledges the Staff’s comment.

5.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

The Company respectfully acknowledges the Staff’s comment and will file all remaining exhibits as soon as possible.

6.	Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

The Company respectfully acknowledges the Staff’s comment and will arrange to have the Financial Industry Regulatory Authority call the Staff or provide the Staff with a letter indicating that they have cleared the filing.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Three

7.	Please expand your disclosure to indicate whether you or a third party has filed investigational new drug (IND) applications for the following product candidates:

•	CB-839 for the treatment of Solid Tumors (including Triple-negative Breast Cancer);

•	CB-839 for the treatment of Multiple Myeloma Non-Hodgkin’s Lymphoma;

•	CB-839 for the treatment of Acute Lymphocytic Leukemia;

•	CB-839 for the treatment of Acute Myeloid Leukemia;

•	CB-839 for the combination treatment of Triple-negative Breast Cancer; and

•	CB-839 for the combination treatment of Multiple Myeloma.

If INDs for these product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and state [when] the applications were filed. Alternatively, where no IND has been filed, please explain why.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 64 of the Registration Statement.

8.	Page 6 indicates that a reverse stock split will occur prior to the closing of this offering. If the stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information throughout the filing.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the contemplated reverse stock split will be reflected throughout a preliminary prospectus and will be effected prior to effectiveness of the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Four

Summary, page 1

Our Research and Development Program, page 2

Our Lead Program in Tumor Metabolism: CB-839, page 3

9.	We note your disclosure on page 63 identifying the adverse events deemed possibly or probably related to CB-839. Please identify the adverse events that you have seen in your summary as well.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 65 of the Registration Statement.

10.	Please revise your disclosure to specify the input from regulatory authorities necessary prior to initiation of Phase 2 and Phase 3 clinical trials.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 46 and 55 of the Registration Statement.

The Company advises the Staff that at this point in the Company’s product development activities it has not had any discussions with the FDA or any other regulatory authority with respect to its plans or protocols for Phase 3 clinical trials and does not expect to be in a position to do so until it has substantially completed its Phase 2 clinical trials. The Company has included a description of the regulatory approval process to which it is subject in the section titled “Business – Government Regulation” and respectfully directs the Staff’s attention to the section contained therein titled “United States Drug Approval Process—Clinical Trials” which discusses in general terms the submission of protocols for each clinical trial to the FDA.

Risk Factors, page 9

We will need substantial funding. If we are unable to raise capital when ..., page 10

11.	Please expand the disclosure in this risk factor to include quantitative information such as: the amount of funds you have raised to date from all sources; the amount of funds currently available; and the period of time you expect to be able to operate without raising additional funds.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Five

If serious adverse events or unexpected characteristics of our product ..., page 14

12.	Please expand this risk factor to identify the adverse events deemed possibly or probably related to CB-839.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15 of the Registration Statement.

Product liability lawsuits against us could cause us to incur substantial ..., page 18

13.	Please quantify the extent of the insurance coverage you discuss.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Registration Statement.

Use of Proceeds, page 38

14.	Please provide disclosure as to the amount of the proceeds that you expect to devote to each of the clinical trials for CB-839. Please disclose whether you expect that the application of such proceeds to enable you to complete the trial. If not, please disclose what the application of these proceeds will allow you to accomplish as to each such partially funded trial.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Registration Statement.

Business, page 54

General

15.	We note your disclosure that you currently rely on third parties to conduct your clinical trials and to conduct some aspects of your research and preclinical testing. Please discuss your arrangements involving third parties. Please file any material third party agreements as exhibits.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the ordinary course of business, the Company enters into agreements with third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct its clinical trials and aspects of its research and preclinical testing. These third parties provide project management and monitoring services and regulatory consulting and investigative services. In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Registration Statement to discuss in general terms such arrangements.

The Company respectfully submits that, consistent with the Commission’s requirements, the exhibit index to the Registration Statement currently contemplates the Company

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Six

filing as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully submits that it is not required under applicable rules to disclose the material terms of the agreements described in response to comment 15 or file these agreements as exhibits to the Registration Statement. The Company respectfully advises the Staff that none of the agreements is itself material, and disclosure of the specific terms of these agreements would not provide material information to investors. All of these agreements are “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted” by the Company and other pharmaceutical and biopharmaceutical companies of similar size conducting clinical trials. The Company does not believe that it is substantially dependent on any one of these third-party service providers because all of them provide services that are currently available from a number of other service providers without a material disruption to the Company’s business. None of these agreements falls within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to publicly file these agreements as exhibits per Item 601(b)(10) of Regulation S-K.

Our Programs, page 60

Our Lead Program in Tumor Metabolism: CB-839, page 60

Phase 1 Trial Status, page 63

16.	Please revise your disclosure to explain the scale for determining the severity of adverse events and, specifically, what Grade 1, Grade 2 and Grade 3, indicate about the severity of the event experienced.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Registration Statement.

17.	Please revise your disclosure to indicate which clinical trial the Grade 1 adverse events deemed possibly or probably related to CB-839.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Registration Statement.

Intellectual Property, page 68

18.	We note that you have 23 pending U.S. and foreign patent applications. Please expand your disclosure to indicate the foreign jurisdictions in which you have applications pending.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 of the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 25, 2014

Page Seven

Financial Statements for the Year Ended December 31, 2013

Note 6. Stock Option Plan, page F-14

19.	Please disclose the deemed fair value of the common stock underlying your stock options granted during the periods presented as well as your basis for determining such fair value. Address this comment as it relates to the options granted during the six months ended June 30, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your most recent equity grants.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15, F-25 and F-26 of the Registration Statement. The Company will supplementally provide at a later date and in a separate letter the deemed fair value of the common stock underlying the stock options granted during the periods presented, as well as the detail of the methodologies used by the Company in making such determinations.

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations in connection with its request for acceleration of the Registration Statement at the appropriate time.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Susan B. Molineaux, Calithera Biosciences, Inc.
Barbara A. Kosacz, Cooley LLP
Danielle E. Naftulin, Cooley LLP
Jonathan L. Kravetz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Daniel T. Kajunski, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM